News Release                                                XOMA

Investor and Media Contacts:
---------------------------
Laura Zobkiw
Corporate Communications & Investor Relations
(510) 204-7200


                    XOMA Discontinues Development of MLN2201
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BERKELEY, CA - October 10, 2003 -- XOMA Ltd. (Nasdaq: XOMA) announced today that it has discontinued development of MLN2201, a humanized monoclonal antibody being developed for conditions related to inflammation of the heart and blood vessels. MLN2201 was one of two products of an ongoing development collaboration with Millennium Pharmaceuticals, Inc. The companies are continuing with the development of CAB-2, a complement inhibitor that targets vascular inflammation.

The decision was based on preliminary results from an open-label, dose-escalating Phase I clinical trial designed to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics of MLN2201 in healthy volunteers. The preliminary data did not meet pre-defined criteria necessary to support further product development efforts.

"Our collaboration with Millennium has been very productive," said John L. Castello, XOMA's chairman, president and chief executive officer. "We pre-defined the success criteria that MLN2201 had to achieve in its Phase I trial before it could be moved into more expensive, clinical efficacy testing. Based on the data, we have made the decision to direct our resources towards more promising products."

Under the current terms of the joint collaboration agreement and as a result of the termination of the MLN2201 development program, Millennium's remaining obligation to purchase, at XOMA's option, up to $33.5 million worth of common shares will be reduced by 40 percent, to a total amount of up to $20.1 million in common shares.


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About the XOMA/Millennium Collaboration

XOMA and Millennium entered into an agreement in November 2001 to collaborate on the development of MLN2201and CAB-2, a recombinant protein that inhibits complement activation, for certain vascular inflammation indications. Under the terms of the original agreement, XOMA is responsible for development activities and related costs for both products through the completion of phase II trials. After the successful completion of phase II studies, Millennium has the right to further develop and commercialize the products, with XOMA retaining the option to choose between further participation in the development program and eventual profit sharing, or alternatively being entitled to future royalty and milestone payments. With the termination of MLN2201 development, CAB-2 will be the sole focus of this collaboration.

About XOMA

XOMA develops and manufactures antibody and other protein-based biopharmaceuticals for disease targets that include immunological and inflammatory disorders, cancer and infectious diseases. XOMA's programs include collaborations: with Genentech, Inc. on the Raptiva(TM) antibody for psoriasis (BLA submission), psoriatic arthritis (Phase II) and other indications; and with Millennium Pharmaceuticals, Inc. on a recombinant protein, CAB-2, for vascular inflammation (preclinical). Earlier-stage development programs focus on antibodies and other compounds developed by XOMA for the treatment of acne (Phase I), cancer and retinopathies.

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Statements made in this news release related to collaborative arrangements and current plans for product development, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. These risks, including those related to changes in the status of collaborative relationships, the ability of collaborators and other partners to meet their obligations, results of pre-clinical trials, the design and progress of clinical trials, market demand for products, actions, inaction or delay by the U.S. Food and Drug Administration, European regulators or their advisory bodies and uncertainties regarding the status of biotechnology patents and the costs of protecting intellectual property, are discussed in XOMA's most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in evaluating XOMA's prospects.